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               January 5, 2022

       Wilbur L. Ross, Jr.
       Chief Executive Officer
       Ross Acquisition Corp II
       2 Pelican Lane
       Palm Beach, Florida 33480

                                                        Re: Ross Acquisition
Corp II
                                                            Form 8-K filed
December 17, 2021
                                                            File No. 001-40201

       Dear Mr. Ross:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




               Sincerely,


               Division of Corporation Finance

               Office of Real Estate & Construction
       cc:                                              Corey R. Chivers, Esq.